Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

March 9, 2017

VIA EDGAR

Sumeera Younis

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Post-Effective Amendment No. 3 to the Registration Statement on Form N-2
(File No.333-194774) Filed March 9, 2017

Dear Ms. Younis:

On behalf of Solar Senior Capital Ltd. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-194774), filed with the Commission on March 9, 2017 (“Amendment No. 3”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 3 contains no material changes from the disclosure included in Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-194774) (“Amendment No. 2”) filed with the Commission on July 5, 2016 and declared effective on July 6, 2016 except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 2 and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2016, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Vlad M. Bulkin